Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form F-3) and related Prospectus of Diana Shipping Inc. for the registration of up to $500,000,000 of its common shares, preferred shares, debt securities, warrants, purchase contracts and/or units and the registration of 8,000,000 of its common shares previously acquired in private transactions, offered by the selling shareholders, and to the incorporation by reference therein of our report dated March 15, 2007, with respect to the consolidated financial statements of Diana Shipping Inc. included in its Annual Report (Form 20-F) for the year ended December 31, 2006, to be filed with the Securities and Exchange Commission.

/s/  Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece
June 7, 2007